

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2023

Jeremiah R. Bickham
Executive Vice President and Chief Financial Officer
Ryan Specialty Holdings, Inc.
Two Prudential Plaza
180 N. Stetson Avenue
Suite 4600
Chicago, IL 60601

Re: Ryan Specialty Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 001-40645

Dear Jeremiah R. Bickham:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance